BY EDGAR TRANSMISSION

October 8, 2008

Ms. Christina DiAngelo
Mr. John Grzeskiewicz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Principal Funds, Inc.
Response to SEC Staff Comments on:
Registration Statements on Form N-14
Pursuant to Securities Act of 1933
Registration No. 333-153368
ACCESSION NUMBER: 0000898745-08-000113

Dear Ms. DiAngelo and Mr. Grzeskiewicz:

This letter responds, on behalf of Principal Funds, Inc. (the “Registrant”), to the comments of the staff of the Securities and Exchange Commission (“Commission”), which you communicated to me by email on September 30, 2008, with respect to the Registrant’s Registration Statement on Form
N-14. Based on the email messages we exchanged on October 3, 2008 and October 6, 2008, changes in response to staff comments will be made by the Registrant in its Definitive Filings on
Form 497 for the Proxy Statement/Prospectus relating to the Reorganization of the SmallCap
Blend Fund I into the SmallCap S&P 500 Index Fund.

Comment 1. In the shareholder letter, you state, “It is anticipated, however, that any capital gains incurred as a result of the reorganization will be minimal.” What are your estimates of the capital gains to be incurred?

Response. As of September 8, 2008, there were only 8 taxable shareholders in the
SmallCap Blend Fund I. Only three of these shareholders were in a gain position, with one shareholder in a gain position of approximately $300 and the two other shareholders in a gain position of less than $10.00.

Comment 2. Page 5- You state: “The Acquired Fund will pay all fees and expenses in connection with the Reorganization. For the estimated expenses of the Reorganization, see “Capitalization”
below. The Acquired Fund will incur trading costs associated with disposing of any portfolio securities that would not be compatible with the investment objectives and strategies of the
Acquiring Fund and reinvesting the proceeds in securities that would be compatible.” Disclose the total estimated costs of the reorganization.

Response. The requested disclosure has been added ($13,000 for printing, postage and accountants’ fees).

Comment 3. Disclose the estimated capital gains (in dollars and on a per share basis) the shareholders are expected to incur.

Response. The requested disclosure has been added (a capital loss of approximately
$5,372,000 or $0.50 per share).

Comment 4. Disclose the total estimated trading costs associated with disposing of these portfolio securities.

Response. The requested disclosure has been added (approximately $103,000).

Comment 5. Page 6- The net assets of the SmallCap S&P 600 Fund are disclosed as
$486,946,000. The net assets of the fund per review of the semi annual report are $480,946,000.

Response. The net assets have been corrected to reflect $480,946,000.

Comment 6. Page 8- Fee Table- Include a footnote to the fee table for both Reorganizations stating that the expense ratios do not include the estimated expenses associated with the
Reorganization.

Response. The requested disclosure has been added (“The costs associated with the
Reorganization are not reflected in the Annual Fund Operating Expenses table.”).

Comment 7. Disclose to the Commission what operating expenses have increased as described in footnote 2 to the Annual Fund Operating Expenses table.

Response. As of February 29, 2008, the Funds are required to pay custody fees, directors’ expenses, and audit fees. This change increased “Other Expenses” for the both the SmallCap Blend Fund I and the SmallCap S&P 600 Index Fund by 0.01%.

Comment 8. Financial Highlights section- Are all of the financial highlights included for the
SmallCap S&P 600 Fund? The financial highlights are included for the R-3, R-2 and R-1 shares.

Response. Some financial highlights were inadvertently omitted and have been provided to you for review. The Registrant will incorporate them into the definitive filing.

Comment 9. Pro Forma Statement of Assets and Liabilities: Footnote (d) states: “Due to taxable reorganization.” Enhance this footnote to describe the reason for the adjustment. Refer to the
Audit Guide, AAG8.39, which states: “If the combination is a taxable reorganization, the fair value of the assets acquired on the date of the combination becomes their new cost basis.”

Response. The requested disclosure has been added (“The Reorganization is a taxable reorganization. In accordance with U.S. generally accepted accounting principles, the fair value of the assets of SmallCap Blend I will become the cost basis of such assets transferred to the SmallCap S&P 600 Index Fund on the date of the Reorganization.”).

Comment 10. Pro Forma Financial Statements- Consider changing “Combined” to “Pro Forma.”

Response. The requested revision has been made.

Comment 11. If you are showing net assets on the pro forma Schedule of Investments, include the pro forma adjustments from costs of the reorganization so your pro forma net assets equal the pro forma statement of assets and liabilities.

Response. The requested revision has been made.

Please call me at 515-235-9328 or Michael Roughton at 515-248-3842 if you have any questions.

Very truly yours,

/s/ Adam U. Shaikh

Adam U. Shaikh
Assistant Counsel
Principal Funds, Inc.